UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Mersana Therapeutics, Inc.

(Name of Subject Company)

Mersana Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

59045L 106

(CUSIP Number of Class of Securities)

Martin Huber, M.D.
President and Chief Executive Officer
Mersana Therapeutics, Inc.
840 Memorial Drive
Cambridge, Massachusetts 02139
(617) 498-0020

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With copies to:

Christopher D. Barnstable-Brown Stuart Falber Andrea Sorrentino Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, New York 10007 (212) 230-8800	Alejandra Carvajal Chief Legal Officer, Secretary Mersana Therapeutics, Inc. 840 Memorial Drive Cambridge, Massachusetts 02139 (617) 498-0020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Mersana Therapeutics, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 5, 2025 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Emerald Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Day One Biopharmaceuticals, Inc., a Delaware corporation (“Parent” or “Day One”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), for (i) a purchase price of $25.00 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradeable contingent value right per Share (each, a “CVR” and collectively, the “CVRs”), which represents the right to receive certain contingent milestone payments of up to an aggregate of $30.25 per CVR in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into with a rights agent mutually agreeable to Day One and the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of December 5, 2025 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement, collectively constitute the “Offer”). The Offer to Purchase and form of Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. The Offer is described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed jointly by Parent and Purchaser with the SEC on December 5, 2025.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9, as amended, is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “— (h) Cautionary Note Regarding Forward-Looking Statements” (which shall be redesignated as subsection “— (i) Cautionary Note Regarding Forward-Looking Statements”) at the end of such Item 8:

“(h) Final Results of the Offer and Completion of the Merger

The Offer expired as scheduled at one minute after 11:59 p.m., Eastern Time, on January 5, 2026. Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 3,029,135 Shares were validly tendered and not validly withdrawn pursuant to the Offer, which Shares represented approximately 60.57% of the Shares outstanding as of the expiration of the Offer. As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition. After the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser will promptly pay for all such Shares pursuant to the terms of the Offer and Merger Agreement.

As the final step of the acquisition process, Parent completed its acquisition of the Company by consummating the Merger on January 6, 2026, in accordance with Section 251(h) of the DGCL without a vote of the Company’s stockholders. At the Effective Time, Purchaser was merged with and into the Company, the separate existence of Purchaser ceased, and the Company continued as the Surviving Corporation and a direct wholly-owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares that were owned by the Company (or held in the treasury of the Company), Parent, Purchaser or by their respective subsidiaries (other than Purchaser) immediately prior to the Effective Time or (ii) Shares that are held by stockholders who were entitled to demand and properly demanded appraisal rights for such Shares pursuant to, and in compliance with Section 262 of the DGCL), were automatically converted into the right to receive the Offer Price, without interest, subject to any applicable tax withholding, from Purchaser.

As a result of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Stock Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On January 6, 2026, Parent issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is included as Exhibit (a)(5)(H) hereto and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(H)	Press Release of Day One Biopharmaceuticals, Inc. dated January 6, 2026 (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on January 6, 2026).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2026	Mersana Therapeutics, Inc.

	By:	/s/ Charles N. York II
Name: Charles N. York II, M.B.A.
Title: Chief Executive Officer